UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Nitches, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

65476M109
(CUSIP Number)

Haresh T. Tharani
c/o The Resource Club, Ltd.
1400 Broadway, 33rd Floor
New York, NY 10018
(212) 842-5412

Copies to:

Gregory Katz, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, New York 10022
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 24, 2005
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65476M109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Haresh T. Tharani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	350,000
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* 23.41%
14	TYPE OF REPORTING PERSON		IN
* Based on 1,495,000 shares of Common Stock outstanding as of August 31, 2005 as reported in the Company’s contemporaneous Report on Form 10-K filed with the SEC on December 15, 2005.

Note: all information in this Report is as of the date for the event requiring the Filing (October 24, 2005). The information will be updated to the current date by a form 13D/A.

Item 1.  Security and Issuer.

This statement relates to shares of the common, no par value per share (the “Shares”), of Nitches, Inc., a California corporation (the “Issuer” or “Nitches”), whose principal executive offices are located at 10280 Camino Santa Fe, San Diego, California 92121. The telephone number of the Issuer is (858) 625 - 2633.

Item 2.  Identity and Background.

(i)    Haresh Tharani

(a)-(c) This statement is being filed on behalf of Haresh Tharani (“Tharani”). Tharani is an individual whose principal address, is 1400 Broadway, 33rd Floor, New York, NY 10018. Tharani is in the apparel business. The principal occupation of Mr. Tharani is Chief Executive Officer of The Resource Club, Ltd.

(d)-(e) Tharani has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Tharani is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

As of October 24, 2005, Tharani received 300,000 Shares of the Issuer in exchange for all of his shares of Designer Intimates, a Delaware corporation.

Item 4.    Purpose of Transaction

Tharani received these shares for investment purposes only, without any other intention, except that he may singly or with others, acquire additional securities of Nitches or dispose of all or part of the Shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations.

Item 5.    Interest in Securities of the Issuer.

(a) Tharani aggregately beneficially owns 350,000 or 23.41% of the Shares of the Issuer, based upon 1,495,000 Shares outstanding as of August 31, 2005, as reported to the SEC on the latest 10-K of the Issuer on December 15, 2005.

(b) Tharani has sole voting power over 350,000 Shares of the Issuer.

(c) Tharani effected the following transactions in the Shares during the past 60 days (i.e. preceding October 24, 2005), all of which were open market purchases:

Date	Amount of Shares Purchased	Price Per Share
July 27, 2005	10,000	US$ 4.7603

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 13, 2006	/s/ Haresh Tharani
Name: Haresh Tharani